Exhibit 8.1

List of Subsidiaries

(As of March 8, 2011)

	Subsidiaries	Place of Incorporation

1.	ReneSola America Inc.	State of Delaware, United State
2.	ReneSola Singapore Pte Ltd.	Republic of Singapore
3.	Zhejiang Yuhui Solar Energy Source Co., Ltd.	People’s Republic of China
4.	Sichuan ReneSola Silicon Material Co., Ltd.	People’s Republic of China
5.	Wuxi Jiacheng Solar Energy Technology Co., Ltd.	People’s Republic of China
6.	Yuneng Enterprise Consulting (Shanghai) Co., Ltd.	People’s Republic of China
7.	Zhejiang ReneSola Photovoltaic Materials Co., Ltd.	People’s Republic of China
8.	Sichuan Ruiyu Photovoltaic Materials Co., Ltd.	People’s Republic of China
9.	Sichuan Ruixin Photovoltaic Materials Co., Ltd.	People’s Republic of China
10.	Sichuan Ruisheng Photovoltatic Materials Co., Ltd.	People’s Republic of China